Exhibit 23.2

[Logo of Mitchell & Titus, LLP]

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 26, 2019, with respect to the statements of net assets available for benefits of the Verizon Savings and Security Plan for New York and New England Associates as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the supplemental schedule H, Line 4(i) – schedule of assets (held at end of year) as of December 31, 2018, which appears in the December 31, 2018 annual report on Form 11-K of the Verizon Savings and Security Plan for New York and New England Associates.

/s/ Mitchell & Titus, LLP

New York, New York

June 5, 2020